UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   August 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


1. Absa Interim Results announcement dated 02 August, 2007
2. Director/PDMR Shareholding announcement dated 03 August 2007
3. Director/PDMR Shareholding announcement dated 06 August 2007
4. Partial Repurchase announcement dated 10 August 2007
5. Holding(s) in Company announcement dated 13 August 2007
6. Full Repurchase announcement dated 14 August 2007
7. Holding(s) in Company announcement dated 20 August 2007
8. Early Repurchase announcement dated 24 Augsut 2007
9. Total Voting Rights announcement dated 31 August 2007 10.Partial Early Repurchase announcement dated 31 August 2007

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: September 3, 2007                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: September 3, 2007                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary


Exhibit No. 1

                                  BARCLAYS PLC

2nd August 2007 Shareholders are advised that Absa Group Limited ("Absa"), in which Barclays PLC has a shareholding of over 57%, and Absa Bank Limited have today issued unaudited financial results for the six months ended 30th June 2007. For further details please refer to Absa's website, www.absa.co.za.

-ENDS-

For further information, please contact:

Barclays PLC Investor Relations                      Media Relations
Mark Merson/James S Johnson                          Alistair Smith/Robin Tozer
+44 (0)20 7116 5752/2927                             +44(0)20 7116 6132/6586

Shareholders should note that the content and presentation of the results of Absa Group Limited reported today differ from those results as consolidated into the results of Barclays PLC because of the following:

- changes in the Rand/Sterling exchange rate;
- adjustments for the amortisation of intangible assets, certain head office adjustments, transfer pricing and minority interests;
- Absa Capital's results are reported by Barclays within Barclays Capital and the remainder of the results of Absa Group Limited are reported by Barclays within International Retail and Commercial Banking.

Exhibit No. 2


                                                              3 August 2007

                                  Barclays PLC



 Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a) and
                                  3.1.4R(1)(b)


On 2 August 2007 the following Directors of Barclays PLC ("the Company") notified the Company that on 2 August 2007 they had each purchased ordinary shares in the Company as follows:

DIRECTOR           BARCLAYS PLC  PRICE PER SHARE           TOTAL           TOTAL
                         SHARES          (PENCE)      BENEFICIAL  NON-BENEFICIAL
                      PURCHASED                         INTEREST        INTEREST
                                                  FOLLOWING THIS  FOLLOWING THIS
                                                    NOTIFICATION    NOTIFICATION
Marcus Agius           70,000            682.0          85,427               -
Sir Richard
Broadbent               4,000            682.0          12,985               -
Leigh Clifford*         6,000            690.0          11,982               -
Fulvio Conti            6,000            682.0           9,270
Robert E
Diamond, Jr           140,000            679.0       3,365,174               -
Gary Hoffman           70,000            680.0         431,211               -
Sir Andrew
Likierman               1,000            685.0           7,227               -
Christopher
Lucas                  35,000            682.0          37,291               -
Sir Nigel Rudd         15,000            679.5          67,057               -
Frits Seegers         140,000            680.0         522,859               -
John Varley            70,000            682.0         470,610               -


* Mr Clifford notified the Company on 3 August 2007


On 2 August 2007, Paul Idzik, a PDMR of the Company, notified the Company that on 2 August 2007 he had purchased 35,875 American Depositary Shares ("ADS") in the Company at a price of $55.8551 per ADS. Each ADS represents four ordinary shares.


In addition to the above transactions, Naguib Kheraj, former Group Finance Director of the Company, purchased 200,000 ordinary shares in the Company on 2 August 2007 at 682.0 pence per share.


On 2 August 2007, the following ordinary shares in Barclays PLC were purchased on behalf of the following non-executive directors of Barclays PLC at a price of
679.0 pence per share. As disclosed in the Barclays Annual Report, these purchases arise from the policy of using part of each director's fee to purchase shares in Barclays PLC on the directors' behalf which, together with reinvested dividends, are retained for the director until they leave the Board.


DIRECTOR         BARCLAYS PLC  TOTAL BENEFICIAL INTEREST TOTAL NON-BENEFICIAL
                 SHARES        FOLLOWING THIS            INTEREST FOLLOWING
                 PURCHASED     NOTIFICATION              THIS NOTIFICATION


David Booth         374                     50,374                           -
Sir Richard
Broadbent           979                     13,964                           -
Leigh Clifford      890                     12,872                           -
Fulvio Conti        797                     10,067                           -
Dr Danie Cronje     832                      5,146                           -
Professor
Dame Sandra
Dawson            1,128                     11,997                           -
Sir Andrew
Likierman           910                      8,137                           -
Sir Nigel
Rudd              1,286                     68,343                           -
Stephen
Russell           1,228                     20,952                           -
Sir John
Sunderland          856                     11,658                           -

Exhibit No. 3
                                                                6 August 2007


                                  Barclays PLC


 Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a) and
                                  3.1.4R(1)(b)


On 6 August 2007 the following Director of Barclays PLC ("the Company") notified the Company that on 3 August 2007 he had each purchased ordinary shares in the Company as follows:

DIRECTOR          BARCLAYS PLC  PRICE PER SHARE           TOTAL           TOTAL
                        SHARES          (PENCE)      BENEFICIAL  NON-BENEFICIAL
                     PURCHASED                         INTEREST        INTEREST
                                                 FOLLOWING THIS  FOLLOWING THIS
                                                   NOTIFICATION    NOTIFICATION
Leigh Clifford           6,000            689.5          18,872               -

Exhibit 4.

Barclays Bank PLC

   BARCLAYS - Series 6828 - ISIN XS0263490871 - Maturity Date 23 OCTOBER 2008
                                - EUR 4,635,000

Please be advised the following issue has been repurchased for EUR 50,000 on 7 AUGUST 2007.

The outstanding balance will therefore be EUR 4,585,000.

Please amend your records accordingly.

Exhibit 5.

BARCLAYS PLC

Notification of Major Interests in Shares

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Barclays PLC

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Legal & General Group Plc (L&G)

4. Full name of shareholders(s) (if different from 3.):

Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction and date on which the threshold is crossed or reached:

8 August 2007

6. Date on which the issuer notified:

10 August 2007

7. Thresholds(s) that is/are crossed or reached:

From 3% to 4%

8. Notified Details:

8. A: Voting rights attached to shares

Class/type of shares

Ord GBP 25p (ISIN CODE: GB0031348658)

Situation previous to the Triggering transaction

Number of shares            Number of Voting Rights
242,312,850                 242,312,850

Resulting situation after the triggering transaction:

Number of shares     Number of Voting Rights     % of voting rights

Direct               Direct                      Direct
261,524,831          261,524,831                 4.00%

8B: Financial Instruments

Type of financial      Expiration date      Number of         % of
instrument                                  voting rights     voting rights

N/a                    N/a                  N/a               N/a

TOTAL (A+B)

Number of voting rights         % of voting rights
261,524,831                     4.00%

9.Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited
(LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (261,524,831 - 4.00% = LGAS, LGPL &
PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (221,153,771
- 3.38% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (221,153,771 - 3.38% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10.Name of proxy holder:

Not disclosed

11.Number of voting rights proxy holder will cease to hold:

Not disclosed

12.Date on which proxy holder will cease to hold voting rights:

Not disclosed

13.Additional information:

Notification using shares in issue figure of 6,530,471,873


Contact name for enquiries:

Lawrence Dickinson
Company Secretary
020 7116 8099
13 August 2007

Exhibit No. 6

Barclays Bank PLC


   BARCLAYS - Series S-087 - ISIN XS0259663762 - Maturity Date 18 JUNE 2012
                               - GBP 20,000,000


Please be advised the following issue had been repurchased for GBP 20,000,000 on 7 AUGUST 2007. The outstanding balance will therefore be ZERO.

Please amend your records accordingly.

Exhibit No. 7

BARCLAYS PLC

Notification of Major Interests in Shares

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Barclays PLC

2. Reason for the notification (please tick the appropriate box or boxes):

An event changing the breakdown of voting rights

3. Full name of person(s) subject to the notification obligation:

Legal & General Group Plc (L&G)

4. Full name of shareholders(s) (if different from 3.):

Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction and date on which the threshold is crossed or reached:

16 August 2007

6. Date on which the issuer notified:

17 August 2007

7. Thresholds(s) that is/are crossed or reached:

From 4% to 3%

8. Notified Details:

8. A: Voting rights attached to shares

Class/type of shares

Ord GBP 25p (ISIN CODE: GB0031348658)

Situation previous to the Triggering transaction

Number of shares            Number of Voting Rights
261,524,831                 261,524,831

Resulting situation after the triggering transaction:

Number of shares     Number of Voting Rights     % of voting rights

Direct               Direct                      Direct
262,201,359          262,201,359                 3.81%

8B: Financial Instruments

Type of financial      Expiration date        Number of      % of
instrument                                    voting rights  voting rights

N/a                    N/a                    N/a            N/a

TOTAL (A+B)

Number of voting rights         % of voting rights
262,201,359                     3.81%

9.Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited
(LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (262,201,359 - 3.81% = LGAS, LGPL
& PMC)

Legal & General Investment Management (Holdings) Limited (Direct)(LGIMHD) (221,409,299 - 3.22% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (221,409,299 - 3.22% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10.Name of proxy holder:

Not disclosed

11.Number of voting rights proxy holder will cease to hold:

Not disclosed

12.Date on which proxy holder will cease to hold voting rights:

Not disclosed

13.Additional information:

Notification using shares in issue figure of 6,864,158,569


Contact name for enquiries:

Lawrence Dickinson
Company Secretary
020 7116 8099
20 August 2007

Exhibit No. 8

Barclays PLC

    BARCLAYS - Series 5527 - ISIN XS0242356292 - Maturity Date February 2016
                                - EUR 9,000,000

Please be advised the following issue has been repurchased for EUR 9,000,000 on 21 August 2007. The outstanding balance will therefore be ZERO.

Please amend your records accordingly.

Exhibit No. 9
                                                                  31 August 2007



                    Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 6,832,844,948 ordinary shares with voting rights and 875,000 staff shares with voting rights as at 29 August 2007. There are no ordinary shares held in Treasury.

Therefore, the total number of voting rights in Barclays PLC is 6,833,719,948.

The above figure (6,833,719,948) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.

Exhibit No. 10

Barclays PLC

   BARCLAYS - Series 5419 - ISIN XS0240987536 - Maturity Date 28 AUGUST 2007
                                - SEK 117,750,000

Please  be  advised  that  the  following  issue  has been  repurchased  for SEK
22,550,000 on 27 AUGUST 2007. The outstanding balance will therefore be SEK 95,200,000.

Please amend your records accordingly.